April 7, 2005

Daniel Duchovny, Esq.
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 0511
Washington, D.C.  20549

         RE:      Speedhaul Holdings, Inc.
                  Amended Registration Statement on Form SB-2
                  File No. 333-121764
                  Filed on March 11, 2005

Dear Mr. Duchovny:

We represent Speedhaul Holdings, Inc. ("Speedhaul") We are in receipt of your letter dated March 24, 2005 regarding the above referenced filing and the following are our responses:

Form SB-2
---------

Risk Factors-Page 2
-------------------

1. We note your response to comment 4 and we reissue it in part. Please include risk factors that address (i) any regulatory issues involved in operating your business, including government regulation of the internet and c-commerce and any potential liability for the transportation of hazardous materials in transactions arranged through your website and (ii) the fact that future sales by your shareholders could cause the stock price to decline.

     Answer: Risk factors have been added regarding government regulation of the internet and the fact that future sales by the shareholders could cause the stock price to decline.

Our stock price may decrease due to our market cap-Page 5
---------------------------------------------------------

2. Please reconcile your disclosure that you may have 10 million shares of preferred stock authorized with the disclosure in the Description of Securities section and with your certificate of incorporation that you have 20 million shares of preferred stock authorized.

     Answer: This section has been revised to disclose that the Company has 20,000,000 shares of preferred stock authorized.

Determination of Offering Price-Page 6
--------------------------------------

3. Please expand your disclosure in response to comment 5 to distinguish between the Over-the-Counter Bulletin Board and the "public exchange" you mention in this section.

     Answer: This section has been revised to change the reference to "public exchange" to the Over the Counter Bulletin Board.

Selling Shareholders-Page 7
---------------------------

4. We note your response to comment 6. Please revise the language added following the table to clarify, if true, that Mr. Norins is neither a broker-dealer nor an affiliate of a broker-dealer.

     Answer: This section has been revised to add language clarifying that Andrew Norins is neither a broker-dealer nor an affiliate of a broker-dealer.

Organization within the Last Five Years-Page 12
-----------------------------------------------

5. Please expand your disclosure in response to comment 10 to state the principle followed in determining the number of shares to issue in your December 2004 acquisition of Speedhaul, Inc.

     Answer: This section has been revised to disclose that the following principal was used to determined the number of shares issued in the acquisition of Speedhaul. The parties analyzed the potential market value of Speedhaul, Inc's projected earnings before interest, taxes, depreciation and amortization ("EBITA") over the next five years and discounted those earnings to the present value using a 50 % discount rate. The parties then applied an average price to earnings (P/E) ratio of 15 times EBITA to determine the implied equity value of Speedhaul based upon the company obtaining a public listing on the OTCBB. Based on this calculation, the parties agreed that 20,000,000 shares of common stock in Segway III, Inc, should be exchanged for 100% of the shares in Speedhaul, Inc. based on a fair market value of $0.25 per share for a total market value of $5,000,000.

Description of Business-Page 12
-------------------------------

6. We reissue comments 14 and 15. Please tell us what revisions were made in response to these comments.

     Answer: This section has been revised in response to previous comment 14 to clarify that the Company currently has no subscriptions. The third paragraph under Competition set forth the disadvantages the Company expects to meet in accordance with previous comment 15.

Management Discussion and Analysis-Page 15
------------------------------------------

7. We note your response to comment 19 that you "can not file" an agreement. Please analyze whether the agreement is required to be filed under Regulation S-B Item 601.

     Answer: This agreement is a credit card agreement and therefore is not "material" to the Company and is not required to be filed under
               Item 601(b)(10) of Regulation SB.

Financial Statements
--------------------

General
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8.   Please revise the filing to include the financial statements of Segway III
     Corp. as of and for the periods ended prior to the December 2004 recapitalization transaction with Speedhaul. The financial statements should address all accounting comments from our prior letter.

     Answer: In accordance with Topic 2A, the financial statements presented in the post reverse acquisition and recapitalization transaction are the comparative historical financial statements of the "legal acquiree" (i.e. the "accounting acquirer") even though they are labeled those of the "legal acquirer". There are no prior operations of Speedhaul, Inc. ("accounting acquirer" before 2004 and as such, there are no prior year financial statements to include in the filing.

Part II
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Recent Sales of Unregistered Securities-Page II-2
-------------------------------------------------

9. We reissue comment 40. Please provide us your analysis regarding how the September 2004 sale of securities to 40 purchasers complied with the requirements of Rule 506(b)(2), which limits the number of purchasers in a sale to 35.

     Answer: This section has been revised to clarify that the Company had less than 35 non-accredited investors and therefore complied with the requirements of Rule 506(b)(2).

10. Provide us with a copy of the private placement memorandum used in connection with the September 2004 sale of securities and copies of any other documents that evidence your understanding with the investors regarding their ability to sell their shares in a registered transaction.

     Answer: Supplementally we have provided a copy of the private placement memorandum used in the September 2004 and copies of the subscription documents executed by the subscribers.

December 21, 2004 Form 8-K, as Amended March 11, 2005
-----------------------------------------------------

11. Refer to our prior comment 45. Please revise the financial statements in the Form 8-K to address the accounting comments from our prior letter. As an example, the financial statements herein do not appear to address prior accounting comments 28 and 29.

     Answer: We have revised the 8-K filing to include the consolidated financial statements of the accounting acquirer ("Speedhaul, Inc.") from inception to December 31, 2004 even though they are labeled those of the accounting acquiree ("Speedhaul Holdings, Inc."). The consolidated company continued with a December 31 year end upon completion of the reverse merger and recapitalization. The inception date of Speedhaul, Inc. was June 2004 and as such, there are no prior operations or financial statements required to be presented in the form 8-K.

Very truly yours,

ANSLOW & JACLIN, LLP

By:/s/ Gregg E. Jaclin
         GREGG E. JACLIN